Exhibit (a)(1)(C)

OPTION EXCHANGE OFFER

Dear DCB Financial Corp Employee or Non-Employee Director:

I am pleased to provide the enclosed information regarding the DCB Financial Corp (the “Company”) option exchange offer. Based on your current lot of outstanding stock options, you are eligible for participation in this option exchange offer. I would like to explain why we are offering it.

DCB Financial Corp has a long tradition of granting stock options to its management and key personnel, reflecting my belief that the people who provide the Company’s leadership should share in the Company’s growth.

There are several reasons why we are making this offer. One reason we are making this offer is to reduce the compensation expense we are required to recognize for our eligible options under liability accounting. The shares of restricted stock offered in exchange for the eligible options would not be subject to liability accounting and, accordingly, would allow us to better manage the compensation expense recognized in our Consolidated Statement of Operations.

We also determined that option holders could benefit from the opportunity to choose between what we believe is the more certain benefit associated with restricted stock and the potentially more valuable, though less certain, benefit those holders may realize by retaining their stock options. Unlike stock options, which can lose substantially all of their value if the price of our common shares declines, shares of restricted stock will retain some of their value even if the price our common shares decreases. Also, unlike stock options, where the option holder must pay an exercise price when they exercise their options, shares of restricted stock have no exercise price that must be paid when they are sold.

Additionally, some of our outstanding eligible options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common shares. We believe that these significantly “out of the money” options may be unlikely to be exercised in the near future and are therefore not providing the incentives intended for our employees and non-employee directors. By making this offer, we believe we will be able to improve employee morale by realigning our compensation programs to more closely reflect the current market and economic conditions. The resulting reduction in outstanding stock options will allow us to continue to provide incentive programs while also reducing the potential overall dilution to our shareholders.

This option exchange offer allows you to exchange stock options for shares of restricted stock of DCB Financial Corp based on the exchange ratio set forth below:

Exercise Price of Eligible Options Surrendered	Exchange Ratio: Shares of Restricted Stock per Eligible Option

$3.50	0.672
$4.50	0.579
$5.40	0.506
$9.00	0.302
$16.90	0.113
$23.00	0.060
$25.40	0.047
$30.70	0.029

Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation to you as to whether or not you should tender your eligible options for exchange. I encourage you to take the following steps in consideration of this offer:

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•	Read and consider carefully all of the information accompanying the Offer to Exchange Outstanding Stock Options.

•	Attend one of the upcoming Information Sessions to familiarize yourself with the details of the program. A schedule of upcoming Information Sessions will be sent to you at a later date.

•	Consult your financial, legal and tax advisors to discuss whether or not you should participate in the option exchange offer. Note that you will be responsible for the payment of any applicable taxes in connection with your decision to exchange your eligible options.

•	Complete, sign and deliver the election form to J. Daniel Mohr, Executive Vice President and Chief Financial Officer of DCB Financial Corp, by email at dmohr@dcb-t.com, by fax at (740) 657-7511, by hand delivery, or by mail at 110 Riverbend Avenue, Lewis Center, Ohio 43035, no later than 5:00 p.m., Eastern Standard Time, on December 23, 2014.

Your right to elect to exchange your options and your right to withdraw such election will expire at 5:00 p.m., eastern standard time, on December 23, 2014.

On behalf of the Board of Directors,

Ronald J. Seiffert

President and Chief Executive Officer

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